UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Tecogen, Inc.

File No. 333-178697 - CF#29187

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Tecogen, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 22, 2011, as amended.

Based on representations by Tecogen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through July 1, 2013
Exhibit 10.7	through December 31, 2014
Exhibit 10.11	through January 15, 2023
Exhibit 10.12	through December 31, 2017
Exhibit 10.13	through March 31, 2013
Exhibit 10.14	through October 20, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel